Exhibit 99.1

HUB Cyber Security Acquires BlackSwan Technologies, Delivering Unrivaled AI-Powered Secured Data Fabric Solutions for Financial Institutions Facing Escalating Risks

Tel Aviv, Israel – January 16, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global leader in advanced cybersecurity and data fabric technology, today announced that it has entered into a definitive agreement to acquire BlackSwan Technologies, Inc. (“BlackSwan”). The transaction is subject to customary closing conditions and is expected to close next week.

This acquisition positions HUB as the dominant player in secured data fabric solutions - a critical shield for banks and financial institutions navigating an increasingly complex regulatory and cybersecurity landscape. The acquisition of BlackSwan Technologies represents a pivotal milestone in HUB’s strategy to deliver cutting-edge solutions tailored to industries where security and compliance are paramount.

BlackSwan adds to HUB’s rich portfolio a number of existing, long-term, and ongoing contracts with well-respected, large worldwide banking institutions. HUB will continue to implement, support, and maintain these contracts using BlackSwan’s uniquely advanced technology together with HUB’s existing and proven delivery platform.

BlackSwan’s solutions are trusted by large global banks, fintech firms, blue-chip companies, financial institutions and investment funds. HUB and BlackSwan have been collaborating for the past six months and have been working together to close new contracts in regulatory tech and other critical use cases. With an established presence in Sri Lanka, Poland, Germany, the UK, and Israel, BlackSwan brings a diverse, global customer experience and extensive market reach to HUB’s existing client portfolio.

In addition, BlackSwan’s proprietary AI-powered secured data fabric technology reduces the total cost of ownership of complex financial systems by 50%, while ensuring compliance with stringent global regulations. Indeed, over $50M has been invested to-date in developing BlackSwan’s advanced, superior technological solutions, further solidifying its leadership in the secured data fabric domain.

Integrating BlackSwan’s advanced capabilities into HUB’s portfolio creates a leading provider in the secured data fabric vertical. Together, the new combined entity is expected to offer unparalleled solutions to industries like banking, insurance, healthcare, and big data, empowering organizations to protect sensitive data at scale and meet evolving compliance demands. The acquisition also enables HUB to provide an ideal, robust platform safeguarding against money laundering and other modern challenges constantly facing the global financial market.

This acquisition underscores HUB’s commitment to equipping financial institutions with the tools they need to address escalating regulatory pressures, rising cyber threats, and operational inefficiencies. By integrating BlackSwan’s state-of-the-art technology into HUB’s existing cybersecurity framework, the combined company is expected to offer enhanced compliance solutions for meeting global regulatory standards, industry-leading protection for sensitive information, and significant reductions in operational expenses through advanced AI-driven processes.

The market opportunity for the combined operations of HUB and BlackSwan following the acquisition is believed to be worth over $500 million and is expected to grow significantly in 2025 and 2026, driven by new customer demands and enhanced, more stringent regulatory requirements. Following the acquisition of BlackSwan, HUB believes the combined entity will be a trailblazer in this growing market category.

Under the terms of the definitive agreement, the acquisition is structured as a stock-for-stock transaction, resulting in BlackSwan’s shareholders owning approximately 31% of the combined entity on a fully diluted basis.

Noah Hershcoviz, CEO of HUB Cyber Security, commented:

“This acquisition represents a transformative step for HUB, which we believe will solidify our position as a secured data management and compliance solutions leader. We are on track for every single item delivered moving forward towards making HUB the unparalleled top choice for cybersecurity and data management solutions. BlackSwan’s groundbreaking technologies will enable us to deliver unmatched value to our clients, particularly in the financial sector, where the stakes for security and compliance have never been higher.”

Ranan Grobman, Director at BlackSwan Technologies, added:

“We are thrilled to join forces with HUB Cyber Security. We believe this acquisition will enable us to scale our innovative solutions to a broader audience, enhancing our ability to deliver mission-critical security and compliance tools across industries. Together, we believe we will not only redefine data protection but also set a new standard in securing the digital future of our global clients.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in advanced cybersecurity solutions that protect sensitive commercial and government information. HUB’s offerings include encrypted computing technologies that prevent hardware-level intrusions and innovative data theft prevention solutions. Operating in over 30 countries, HUB serves a diverse client base with its cutting-edge cybersecurity appliances and services.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits to HUB of the acquisition of BlackSwan, anticipated market opportunity, and the anticipated timeline to closing the transaction. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024. In addition, there can be no assurance that the closing conditions in the merger agreement with BlackSwan will be satisfied in a timely basis or at all.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations:

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com

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